Kinder Morgan Holdco LLC

500 Dallas Street, Suite 1000

Houston, Texas 77002

February 8, 2011

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Scott Anderegg

Re:	Kinder Morgan Holdco LLC
Registration Statement on Form S-1
File No. 333-170773

Ladies and Gentlemen:

The undersigned, Kinder Morgan Holdco LLC (the “Company”), pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated to 1:00 p.m. eastern time on Thursday, February 10, 2011, or as soon thereafter as practicable.

The Company acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Kinder Morgan Holdco LLC

By:	/s/ Joseph Listengart
Joseph Listengart
General Counsel and Secretary